

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 7, 2017

<u>Via E-Mail</u>
Mr. H. Lawrence Webb
Chairman and Chief Executive Officer
The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, CA 92656

> **Re:** **The New Home Company Inc.**
> **Registration Statement on Form S-4**
> **Filed August 3, 2017**
> **File No. 333-219647**

Dear Mr. Webb:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
Charles K. Ruck, Esq.
Michael A. Treska, Esq.

Mr. H. Lawrence Webb
The New Home Company Inc.
August 7, 2017
Page 2

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